Exhibit 99.1

Inspira™ Technologies Signs Agreement to Conduct Clinical Study of HYLATM Blood Sensor

The agreement with Sheba Medical Center, 10th ranked hospital in the world*, to be the first site for the
HYLA Blood Sensor’s Clinical Study

Ra’anana, Israel, December 14, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an agreement to conduct a clinical study of the HYLA blood sensor with Sheba Medical Center in Israel. The clinical study, expected to commence in the first quarter of 2023, will be performed in an operating room setting in patients undergoing open heart surgery using a cardiopulmonary bypass machine (CPB). The study objective is to further evaluate the HYLA blood sensor’s capabilities to measure blood gases in a non-invasive and continuous manner. The study results are expected to have a significant contribution to the product’s development.

Sheba Medical Center is internationally known for its groundbreaking medical research, integrating basic research, translational research and clinical studies across a broad spectrum of medical disciplines. Over the years, together with the MedTech industry, Sheba Medical Center has been involved in the development of medical innovations, including therapeutic solutions, diagnostic tools, imaging modalities, drug delivery systems and medical devices.

“We believe that the agreement with Sheba Medical Center is a clear indication of a world’s top hospital’s interest in our core blood sensor technology. The HYLA blood sensor is designed for multiple hospital settings, both inside and outside the operating room, which we believe increases its potential commercial appeal as a standalone device. In the future, we intend to add it to Inspira’s systems including the INSPIRATM ART, currently under development,” stated Inspira Technologies’ CEO, Dagi Ben-Noon.

“Sheba Medical Center focuses on quality clinical research programs of key medical advancements to improve patient outcomes worldwide. Inspira Technologies’ HYLA blood sensor technology has significant potential to make a meaningful impact on real-time patient monitoring,” commented Dr. Yigal Kassif, (Principal Investigator (PI)), a senior cardiac surgeon in the Cardiac Surgery department and the director of the ECMO program at Sheba Medical Center.

About the HYLA Blood Sensor Clinical Study

The clinical study will be conducted in the operating rooms within the Department of Cardiac Surgery at Sheba Medical Center, by Dr. Kassif.

The HYLA blood sensor is designed as a non-invasive blood sensor, intended to provide continuous blood parameter measurements in real-time, potentially alerting physicians of sudden changes in a patient’s specific key indicators and allowing them to intervene and treat patients at an earlier stage. Early medical intervention may improve patient outcomes, reduce complications, and reduce associated costs.

Significance to the INSPIRA ART System

The INSPIRA ART introduces a new mode of acute respiratory care by supporting a patient’s spontaneous breathing while they are awake and alert, potentially reducing the need for invasive mechanical ventilation.

The HYLA blood sensor as part of the INSPIRA ART system will allow for patient oxygenation while displaying continuous blood measurements in real-time. Medical teams’ patient monitoring capabilities will be empowered.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company is researching and developing a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when its regulatory strategy, the expected timing of its clinical study, the expected benefits to patients of its products, the belief that the potential use of the HYLA blood sensor for multiple hospital settings increases its potential commercial appeal as a standalone device, that it expects to add the HYLA blood sensor to its INSPIRA ART system and that the HYLA blood sensor has significant potential to make a meaningful impact on real-time patient monitoring. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

For more details:

US Public Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

* Newsweek. (2022, October 14). World’s best hospitals 2022 - top 250. Newsweek. Retrieved November 29, 2022, from https://www.newsweek.com/worlds-best-hospitals-2022

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